Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

August 16, 2022

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 125 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 20, 2022, with respect to the Amendment and the Trust’s proposed new series, the Newday Sustainable Development Equity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus – Fund Summary - Principal Investment Strategy

1.	Please explain in correspondence why adhering “to one or more of the seventeen United Nations’ Sustainable Development Goals” would be consistent with investor expectations for sustainable development companies.

Response: The Sub-Adviser believes the United Nations’ (the “UN”) guidance on socially responsible investing is widely accepted by institutional and individual investors globally as an authority in terms of sustainable development activity by companies and that the UN is a leader in recognizing the importance of improving environmental, social, and governance (“ESG”) corporate actions for sustainable development.

The UN adopted the following seventeen sustainable development goals (“SDGs”) in 2015: no poverty; zero hunger; good health and well-being; quality education; gender equality; clean water and sanitation; affordable and clean energy; decent work and economic growth; industry, innovation and infrastructure; reduced inequalities; sustainable cities and communities; responsible consumption and production; climate action; life below water; life on land; peace, justice and strong institutions; and partnerships for the goals.

The Sub-Adviser believes that a company’s alignment with one or more of the seventeen SDGs is, by definition, consistent with investor expectations for sustainable development companies. Further, we note that the Prospectus lists the seventeen UN SDGs and indicates the Sub-Adviser’s intent to invest the Fund’s assets in companies that align with the SDGs.

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2.	With respect to the Fund’s 80% policy, given that the Fund’s name includes “equity,” revise the policy accordingly throughout the Prospectus.

Response: The Fund’s 80% policy will be updated in the Prospectus and Statement of Additional Information to reflect the following: “Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of Sustainable Development Companies.”

3.	What is the meaning of the statement that “the Fund’s portfolio is specifically designed to align with the “impact considerations” of the United Nations?” What are the impact considerations? How is the Fund’s portfolio aligned with them? Please disclose or revise the Prospectus to clarify the foregoing.

Response: “Impact considerations” refers to the Sub-Adviser’s view that authentic ESG investing occurs when an investment is made in companies that will likely generate positive, measurable social and environmental impacts alongside a financial return. The Sub-Adviser’s investment process specifically seeks to invest in equity securities of companies that, based on the Sub-Adviser’s assessment, are having a positive, measurable impact in forwarding one or more of the UN’s 17 SDGs. The Fund’s Prospectus has been revised to clarify the foregoing.

4.	Please disclose the name of the third-party data analysis platform.

Response: The Prospectus has been revised to reference the name of the third-party data analysis platform.

5.	The “Principal Investment Strategies” section uses several acronyms and terms that are not tailored to retail investors. Rewrite the section using clear/concise language that would be understandable to retail investors.

Response: The “Principal Investment Strategies” section has been revised to use more clear and concise language designed to be understandable to retail investors.

6.	Given that “excluded companies” are screened out if they have a meaningful exposure (e.g., 5% revenue where such data is available) in any of the listed business categories, it is unclear why there is additional 5% revenue language for the tobacco and alcohol filters. Please advise or revise.

Response: The Prospectus has been revised to remove the duplicative references to 5% revenue tests for the tobacco and alcohol filters.

Prospectus – Fund Summary – Principal Investment Risks

7.	Please consider including risk disclosure regarding the Sub-Adviser’s use of a third-party data analysis platform. For example, the criteria used by different data providers can vary significantly.

Response: The “Models and Data Risk” in the Prospectus has been revised to explicitly refer to the use of a third-party data analysis platform and to state that the criteria used by different data providers can vary significantly.

8.	Please consider enhancing the ESG risk disclosure to reflect that some ESG factors are subjective, subject to disagreement among investors, and that the market’s definition of what constitutes a sustainable company may change over time.

Response: The “Associated Risk of Investing Using Sustainable Development Metrics and ESG Principles” in the Prospectus has been revised accordingly.

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If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

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